April 3, 2009					72411.00005
Jeffrey M. Sone
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas  78202

Re:	Red Oak Request for Inspection of CLST Books and Records

Dear Mr. Sone:

Thank you for copying me on your April 1, 2009 letter to David Sandberg of Red Oak Fund. We request that you and CLST Holdings, Inc. (the "Company") reconsider your refusal to provide the information Red Oak has requested that you provide. Essentially, your letter to Mr. Sandberg dated April 1, 2009 takes two positions, namely that the request is too broad and that the requested information is available from public records. You also question whether the requested materials are necessary or useful to Red Oak's stated purposes. I hope to explain in some better detail Red Oak's purposes behind its requests and ask that you and your client reconsider providing the requested materials, so that both parties can avoid the expense of a court proceeding.

The demand is cited as being broad because it requests books, records, reports, memoranda and materials furnished to or prepared by or for any member of the board of directors relating to stockholder nominations for election of directors and classes of directors. Although the request is necessarily broad as to type, because Red Oak would like to receive memoranda and discussion materials provided at meetings in addition to just minutes, the request is actually quite narrow. It seeks only materials relating to stockholder nominations for the election of directors, materials relating to the classification of the Company's board, and any materials relating to amending the size of the board. As you know, since your firm prepares many of the Company's securities filings, the Company announced in 2007 that it had reduced the size of its board to three members and subsequently announced in January of 2009 that it had expanded the board size by one member and elected an additional member to Class III. It certainly does not seem overbroad to ask for any materials, reports or board minutes leading up to these decisions, or any interim decisions that were not announced. Further, the Company disclosed in 2007 consideration of shareholder nominations but has not disclosed further or additional shareholder nomination discussions. It hardly seems overbroad to request that the consideration given by the board to stockholder nominations, and the process for receiving and evaluating such nominations be produced.

These requested materials relate directly to Red Oak's stated purposes. Understanding the board's decision to contract and then expand the board would help Red Oak understand the board's potential response to a request for a board seat and the board's likely or potential response to Red Oak's notice that it intends to nominate stockholders, which you acknowledge in your letter was received. In response to the issue raised in your footnote, Red Oak still plans to nominate, and needs the requested material to do so.

Further, while Red Oak has notified the Company it intends to nominate persons for election at the May 22 annual meeting, receiving copies of the materials requested would help Red Oak determine it has the right to nominate one person, two persons or more persons to the board of directors. The Company's public filings are somewhat ambiguous on this point as Red Oak's request pointed out. Perhaps some of the requested material is not needed if the Company confirms it will be electing directors for both Class I and Class II.

More importantly, these materials relate directly to Red Oak's third stated purpose which is to facilitate an informed discussion with other stockholders about these matters. As you can anticipate, Red Oak would likely file proxy materials with respect to the May 22 meeting, given that it has stated its intent to nominate persons for election to the board of directors and to introduce other proposals for consideration by the stockholders. Knowing the board's prior minutes and other materials considered when determining the size of the board and what persons to elect to the board would facilitate the preparation of such proxy materials and assist Red Oak to conduct an orderly discussion with the Company's stockholders. Understandably, Red Oak would prefer not simply to rely on what the Company has stated in its filings about the decision to reduce and then expand the board of directors and would like to verify that resolutions to that effect were actually adopted. Red Oak's concern in this matter is increased because of the letter submitted by Mr. Rajewoda, through his counsel, objecting that certain board actions were not approved by disinterested directors and that minutes of meetings had neither been circulated nor approved. Under the circumstances Red Oak is justifiably concerned about whether resolutions fixing and expanding the size of the board, and calling the annual meeting, or dealing with the nomination of persons for election as directors, were properly accomplished.

If you believe that a more limited production of documents would accomplish the purposes Red Oak is seeking, namely to be certain about the number of persons it ought to nominate for election, the classes in which they should be placed, and that the meeting procedures are being carefully followed as well as to properly prepare its proxy materials, we would welcome a discussion about narrowing the request. If the concerns expressed in the letter from Mr. Rajewoda's counsel are correct, and there are in fact no board meeting minutes, we would appreciate being able to confirm that fact.

As a final matter, we note that in your letter you express concern that Red Oak will use the requested materials for discovery purposes in certain pending litigation between it and the Company's directors. Even though Red Oak cannot envisage how the requested materials relate to the lawsuit, to assuage this concern Red Oak has authorized me to state that any materials you produce can be produced to our firm with the understanding that we will not share with, or permit them to be used by, Red Oak's counsel in that litigation. If you would like to propose a formal written letter to confirm that, we would be happy to consider it.

Please understand that despite Red Oak's dissatisfaction with certain actions by your board of directors, it does not seek an intrusive and far-reaching search into the corporate records. It wishes merely to assure itself that it has sufficient information to verifiably prepare materials for inclusion in its proxy statements and determine which of the persons it has noticed to the Company can properly be nominated.

I look forward to speaking with you about these matters at your convenience. Hopefully we can avoid the need for our clients to engage in additional disputes.

Sincerely,



Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	David Sandbeerg